UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

YPF Sociedad Anónima

(Name of Subject Company (Issuer))

Petersen Energía Inversora, S.A.,

Enrique Eskenazi,

Sebastián Eskenazi,

Matías Eskenazi Storey and

Ezequiel Eskenazi Storey

(Names of Filing Person (Offeror))

CLASS A SHARES; CLASS B SHARES

CLASS C SHARES; CLASS D SHARES

par value 10 Pesos per share

and

AMERICAN DEPOSITARY SHARES, each representing one Class D Share

(Title of Class of Securities)

Class A Shares (P9897X107); Class B Shares (P9897X115)

Class C Shares (P9897X123); Class D Shares (P9897X131)

American Depositary Shares (984245100)

(CUSIP Number of Class of Securities)

Petersen Energía Inversora, S.A. Velázquez 9, planta 1 28006, Madrid, Spain Attn: Luis María Morales +34-915-750-008	Grupo Petersen Cerrito 740, 11[o] Piso (C1010AAP) Buenos Aires, Argentina Attn: Mauro R. Dacomo +54-11-5-555-0103
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)	(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$89,603,993	$3,521.44

*

For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 907 shares of common stock held by U.S. holders and 1,811,105 American Depositary Shares held by U.S. holders, that may be purchased in this offer to purchase and (ii)  the tender offer price of U.S. $ 49.45 (forty-nine dollars and forty-five cents) per share of common stock or American Depositary Share.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is U.S. $ 39.30 (thirty-nine dollars and thirty cents) per U.S. $ 1,000,000 (one million dollars) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Value by 0.00003930.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,521.44	Filing Party: Petersen Energía Inversora, S.A., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey
Form or Registration No.: Schedule TO-T	Date Filed: September 11, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 393,313 Class D Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 393,313 Class D Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,313 Class D Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of the total Class D Shares outstanding. (See Item 5)
14	TYPE OF REPORTING PERSON CO

* Each ADS may be exchanged for one Class D Share.

2

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrique Eskenazi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 98,328,198 (which representing 98,328,198 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

3

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sebastián Eskenazi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

4

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matías Eskenazi Storey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 98,328,198 (which represents 98,328,198 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

5

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ezequiel Eskenazi Storey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

6

13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía, S.A. Petersen Energía Pty Ltd. Petersen Energía Inversora Holding GmbH

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This Amendment No. 2 amends and supplements the Tender Offer Statement and Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on September 11, 2008, by Petersen Energía Inversora, S.A. (“Purchaser”), a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain and a direct wholly-owned subsidiary of Petersen Energía Inversora Holding GmbH, a limited liability company (GmbH) organized under the laws of the Republic of Austria (“Holding”), together with Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, the “Eskenazi Family”, and together with the Purchaser, the “Bidders”). The Schedule TO, as amended, relates to the offer by the Bidders to purchase (1) Class A Shares, Class B Shares, Class C Shares and Class D Shares of YPF Sociedad Anónima (“YPF” or the “Issuer”), a corporation (sociedad anónima) organized under the laws of the Republic of Argentina (“Argentina”) (all such shares having par value of 10 Pesos per share, collectively, the “Shares”) held by U.S. Persons (as defined below) and (2) all outstanding American Depositary Shares (each representing one Class D Share of YPF) (the “ADSs”, and together with the Shares, the “Securities”), at a price of U.S. $ 49.45 (forty-nine dollars and forty-five cents) per Security, in cash (the “Offer Price”), without interest thereon, less any withholding taxes and, if applicable, any Distributions, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2008 (the  “U.S. Offer to Purchase” ) that expired on October 20, 2008, and in the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer” ), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) through (a)(1)(I). The U.S. Offer is being made in conjunction with an offer by the Purchaser in Argentina for all outstanding Shares (but not ADSs) (the “Argentine Offer,” and together with the U.S. Offer, the “Offers”). The price offered in the Argentine Offer is the same as the Offer Price in the U.S. Offer, payable in Argentine pesos in the case of the Argentine Offer. The Bidders do not intend to change the Offer Price and, while the Offers are open, will not purchase or make any arrangements to purchase Securities, other than pursuant to the Offers.

All information set forth in the U.S. Offer to Purchase filed as Exhibit (a)(1)(A)(1) to the Schedule TO is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On October 31, 2008, the Bidders announced the waiver of the Conditions (as defined in the U.S. Offer to Purchase), including the Required Regulatory Approval (as defined in the U.S. Offer to Purchase) and that holders of Securities that have tendered their Securities in the U.S. Offer will be entitled to withdraw the tendered Securities until 5 p.m., New York City time, on Friday, November 7, 2008 (the “Withdrawal Period”) and published a notice to that effect in The New York Post (the “Announcement”). Upon expiration of the Withdrawal Period, Purchaser will accept Securities duly tendered prior to the Expiration Time on the Expiration Date and not withdrawn until the expiration of the Withdrawal Period and will pay the purchase price for such Securities within three business days thereafter.

As of the dater hereof, and subject to the withdrawal rights described above, 1,358,087 ADSs and no Shares have been tendered into, and not withdrawn from, the U.S. Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(J) Text of notice issued by the Bidders on October 31, 2008.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petersen Energía Inversora, S.A.

By: /s/ Mauro Dacomo

Name: Mauro Dacomo

Title: Consejero – Secretario del Consejo de Administración

Enrique Eskenazi,

Sebastián Eskenazi,

Matías Eskenazi Storey and

Ezequiel Eskenazi Storey

By: /s/ Mauro Dacomo

Name: Mauro Dacomo

Title: Attorney-in-Fact

Dated: October 31, 2008

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EXHIBITS INDEX

(a)(1)(A).1	U.S. Offer to Purchase, dated September 11, 2008 *
(a)(1)(A).2	Argentine Offer to Purchase, dated September 11, 2008 (English translation) *
(a)(1)(B)	U.S. Form of Acceptance for Shares *
(a)(1)(C)	U.S. Form of Withdrawal for Shares *
(a)(1)(D)	Form of Letter of Transmittal with respect to the ADSs *
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs *
(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs *
(a)(1)(G)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Shares for U.S. Offer *
(a)(1)(H)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Shares for U.S. Offer *
(a)(1)(I)	Form of summary advertisement, published on September 11, 2008 *
(a)(1)(J)	Text of notice issued by the Bidders on October 31, 2008
(b)	Loan Agreement between Banco Santander, S.A., and Purchaser, dated June 6, 2008 (English translation) *
(d)(1)

Stock Purchase Agreement, among Repsol, certain of Repsol’s affiliates and Petersen SA, dated February 21, 2008 (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *

(d)(2)

First Option Agreement, dated February 21, 2008, among the Eskenazi Family and Repsol (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *

(d)(3)

Second Option Agreement among the Eskenazi Family and Repsol dated February 21, 2008 (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *

(d)(4)

Shareholders’ Agreement among Repsol, certain Repsol’s affiliates, and Petersen SA dated February 21, 2008) (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *

(d)(5)

Security Agreement under Senior Security Term Loan Facility dated February 21, 2008 (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *

(d)(6)

Security Agreement under Seller Credit Agreement dated February 21, 2008 (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *

(d)(7)	Intercreditor Agreement dated February 21, 2008 (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *
(d)(8)

Assignment of Dividend Rights Agreement, among Petersen SA, Repsol, and YPF dated February 21, 2008 (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *

10

(d)(9)

Registration Rights Agreement among YPF, Repsol, Petersen SA, HSBC Bank plc, and Credit Suisse, London Branch, dated February 21, 2008 (incorporated by reference to Schedule 13D filed by Purchaser with the Securities and Exchange Commission on February 28, 2008) *

(g)	Not applicable
(h)	Not applicable

* Previously filed on September 11, 2008 as an exhibit to the Schedule TO.

11